                                                                    Exhibit 99.3

                        ACCIPITER LIFE SCIENCES FUND, LP
                           399 PARK AVENUE, 38TH FLOOR
                            NEW YORK, NEW YORK 10022

                                 October 3, 2007

Eugene I. Davis
c/o PIRINATE Consulting Group, L.L.C.
5 Canoe Brook Drive
Livingston, New Jersey 07038

                           Re: RURAL/METRO CORPORATION

Dear Mr. Davis:

      Thank you for  agreeing to serve as a nominee for election to the Board of
Directors of  Rural/Metro  Corporation  ("Rural") in  connection  with the proxy solicitation  that  Accipiter  Life  Sciences  Fund,  LP  ("Accipiter")  and its
affiliates are considering undertaking to elect directors at Rural's 2007 Annual
Meeting  of  Stockholders,  or any other  meeting of  stockholders  held in lieu thereof,  and any  adjournments,  postponements,  reschedulings or continuations thereof (the "Accipiter  Solicitation").  Your  outstanding  qualifications,  we believe, will prove a valuable asset to Rural and all of its stockholders.  This letter will set forth the terms of our agreement.

      Accipiter agrees to jointly and severally  indemnify and hold you harmless against any and all claims of any nature,  whenever  brought,  arising  from the
Accipiter  Solicitation  and  any  related  transactions,  irrespective  of  the outcome; PROVIDED, however, that you will not be entitled to indemnification for claims arising from your own criminal actions, fraud,  negligence,  bad faith or willful misconduct;  PROVIDED FURTHER,  that this indemnification  agreement and all of the Accipiter's  obligations hereunder shall terminate upon your becoming a director of Rural.  This  indemnification  will  include any and all (each,  a
"Loss")  losses,   liabilities,   damages,   demands,  claims,  suits,  actions,
judgments,  or causes of action,  assessments,  costs and  expenses,  including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all  reasonable  costs and  expenses  incurred in  investigating,  preparing  or defending against any litigation,  commenced or threatened, any civil, criminal, administrative or arbitration  action, or any claim whatsoever,  and any and all amounts  paid  in  settlement  of any  claim  or  litigation  asserted  against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result  of or  arising  from the  Accipiter  Solicitation  and any  related transactions.

      In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give  Accipiter  written notice of such claim or
Loss. Upon receipt of such written  notice,  the Accipiter will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition,  you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. Accipiter may not enter into any settlement of loss or claim without your consent unless such  settlement  includes a release of you from any and all  liability  in respect  of such  claim.  Accipiter  will not be responsible for fees, costs or expenses of separate counsel retained by you. You may not enter into any  settlement of loss or claim without the written  consent of Accipiter, which consent will not be unreasonably withheld.

Page -2-

      If you agree to the  foregoing  terms,  please sign below to indicate your acceptance.

                                         Very truly yours,

                                  ACCIPITER LIFE SCIENCES FUND, LP

                                  By: Candens Capital, LLC
                                  its general partner

                                  /s/ Gabe Hoffman
                                  ------------------------------------
                                  By: Gabe Hoffman, Managing Member

ACCEPTED AND AGREED:

/s/ Eugene I. Davis
---------------------------
EUGENE I. DAVIS